UNITED STATES
          	     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549


                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934


                          Jacksonville Bancorp, Inc.
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                              (Name of Issuer)

                        Common Stock, $.01 Par Value
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                       (Title of Class of Securities)

                                  469249106
                                ------------
                               (CUSIP Number)

Valerie A. Kendall, 100 North Laura Street, Suite 1000, Jacksonville,
FL  32202
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        (Name, Address and Telephone Number of Person Authorized
                  to Receive Notices and Communications)

                             January 15, 2008
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       (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP NO.    469249106

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1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       R. C. Mills

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
       (a)	[  ]
       (b)	[X]


3      SEC USE ONLY

4      SOURCE OF FUNDS (See Instructions)
       PF

5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) or 2(e)


6      CITIZENSHIP OR PLACE OF ORGANIZATION
       USA

NUMBER OF SHARES                      7   SOLE VOTING POWER
BENEFICIALLY OWNED                        94,593

BY EACH REPORTING PERSONSHARES        8   SHARED VOTING POWER
                                          0

WITH                                  9   SOLE DISPOSITIVE POWER
                                          94,593

                                      10  SHARED DISPOSITIVE POWER
                                          0

11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       94,593

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)

       EXCLUDES CERTAIN SHARES

      (See Instructions)

13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       5.41%

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14     TYPE OF REPORTING PERSON (See Instructions)
       IN
Item 1.   Security and Issuer.
--------  --------------------

          This statement on Schedule 13D (this "Schedule") relates to shares of common stock, par value $.01 per share (the "Shares"), of Jacksonville Bancorp, Inc. (the "Company"). R. C. Mills is the beneficial owner of 94,593 Shares.

               The principal executive offices of the Company are located at 100 North Laura Street, Jacksonville, Florida 32202.

Item 2.  Identity and Background.
-------  ------------------------

               (a) This Statement is filed by R. C. Mills.

               (b) The address of residence for Mr. Mills is 105 Middleton Place, Ponte Vedra Beach, Florida 32082.

               (c) Mr. Mills is President of Heritage Propane Properties L.P., a national distributor of propane gas. The address of Heritage Propane Properties L.P. is 5000 Sawgrass Village Circle, Suite 4, Ponte Vedra,
Florida  32082.

               (d) During the past five years, Mr. Mills has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

               (e) During the past five years, Mr. Mills has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and Mr. Mills is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               (f) Mr. Mills is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.
-------  --------------------------------------------------

               The source of funds was personal funds of Mr. Mills and the amount was $2,925.00.

Item 4.  Purpose of Transaction.
-------  -----------------------

               The acquisition of the Shares by Mr. Mills was for the
purpose of investment.   Mr. Mills has no plans and knows of no proposals
with respect to the Shares he beneficially owns that would relate to or result in any matter required to be described in response to paragraphs
(a) through (j) below:

               (a) an acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

               (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or its subsidiary;

               (c) a sale or transfer of a material amount of the Company's assets;

               (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or fill any existing vacancies on the board of directors;

               (e) any material change in the present capitalization or dividend policy of the Company;

               (f) any other material change in the Company's corporate structure;

               (g) any changes to the Company's articles of incorporation, bylaws or instruments corresponding thereto, or other actions which may impede the acquisition of control of the Company;

               (h) any person causing a class of securities of the Company to be delisted from a national securities exchange or cease to authorized or quoted in an inter-dealer quotation system of a registered national securities association;

               (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

               (j) any similar action.

Item 5.  Interests in Securities of the Issuer.
-------  --------------------------------------

               (a)	As of the date of this Statement, Mr. Mills is the
beneficial owner of 94,593 Shares, or approximately 5.41% of the Company's issued and outstanding shares. On the date of this Schedule, 1,747,981 Shares of the Company are issued and outstanding.

               (b) Mr. Mills has sole voting and dispositive power over 94,593 Shares. Mr. Mills' wife, Lois V. Mills, has the sole voting and dispositive power over 15,500 Shares. Mr. Mills disclaims any beneficial interest in the shares held by Mrs. Mills.

               (c) Mr. Mills acquired 150 Shares at $19.50 per share on January 15, 2008.

               (d) No person other than Mr. Mills has the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, 94,593 Shares. Mrs. Mills has the sole right to receive or the power to direct the receipt of dividends, and the proceeds from the sale of 15,500 Shares.

               (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
----------------------------

               None.

Item 7.  Material to be Filed as Exhibits.
-------  ---------------------------------

		None.


                                   SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 13, 2008.


                                                /s/ R. C. Mills
              				---------------------------
            				Name:	R. C. Mills

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